Exhibit 4.8B

BUSINESS FINANCING MODIFICATION AGREEMENT

This Business Financing Modification Agreement is entered into as of December 21, 2012, by and between Fluidigm Corporation, a Delaware corporation (the “Borrower”), and Bridge Bank, National Association (“Lender”) and is effective as of December 16, 2012.

1. DESCRIPTION OF EXISTING DOCUMENTS: Borrower and Lender are parties to a Business Financing Agreement, dated December 16, 2010, as amended on February 8, 2011 and March 31, 2011 (as may be further amended from time to time, the “Business Financing Agreement”). Capitalized terms used without definition herein shall have the meanings assigned to them in the Business Financing Agreement.

Hereinafter, all indebtedness owing by Borrower to Lender shall be referred to as the “Indebtedness” and the Business Financing Agreement and any and all other documents executed by Borrower in favor of Lender shall be referred to as the “Existing Documents.”

2. DESCRIPTION OF CHANGE IN TERMS.

A. Modifications to Business Financing Agreement:

(1)	Section 1.1 is hereby amended such that, from the date of this Business Financing Modification Agreement, Borrower may request that Lender make (a) Advances based on Eligible Receivables and (b) Non-Formula Advances. The sublimit under the Credit Limit as to Advances made as Non-Formula Advances shall be as provided in the definition of Advance Rate.

(2)	Section 1.2 is hereby amended to add thereto the following:

In addition to the foregoing, upon acceptance by Lender of an Advance Request for Non-Formula Advances, Lender shall make Non-Formula Advances to Borrower in an aggregate amount outstanding at any time not to exceed $6,000,000, subject to clause (y) of the definition of Advance Rate and subject to the same conditions precedent and rights of Lender as exist with respect to Advances made or to be made against Eligible Receivables.

(3)	Section 1.4 is hereby amended such that the Lockbox Agreement required thereunder shall not be required; provided, however, if Borrower has outstanding Advances and the aggregate amount of cash, cash equivalent, and investment of Borrower held at Lender or are subject to account control agreements in favor of Lender is less than $25,000,000, Borrower shall institute a nightly sweep of funds from its existing lockbox account to an account domiciled at Lender.

(4)	Section 2.1 is hereby amended to add thereto the following:

In addition, if at any time Advances are outstanding based upon both Eligible Receivables and Non-Formula Advances, Lender may apply Collections and other payments to the Obligations in such order and manner as Lender may determine.

(5)	Section 4.2 is hereby amended to read as follows:

4.2 Not merge or consolidate with or into any other business organization, or acquire all or substantially all of the capital stock or assets of another entity,

unless (a) Lender has previously consented to the applicable transaction in writing, and any requested consent shall be promptly considered by Lender and shall not be unreasonably withheld; or (b) such transaction is a Permitted Acquisition.

(6)	Section 4.10 is hereby amended to read as follows:

4.10 Provide the following to Lender:

(a) Email to Lender notification of filing by Borrower of its Form 10-K Annual Report and Form 10-Q Quarterly Report within five (5) business days after the date of filing with the Securities and Exchange Commission.

(b) Draft annual operating budget shall be provided to Lender no less than 30 days prior to the beginning of each fiscal year, and the final operating budget no later than 60 days after the beginning of each fiscal year, or sooner if available.

(c) 10 business days prior to any Advances to be made by Lender based upon Eligible Receivables, and so long as any such Advances are outstanding, within 30 days after the end of each Monthly Period, a borrowing base certificate, in form and substance reasonably satisfactory to Lender, setting forth Eligible Receivables and Receivable Amounts as of the last day of the preceding calendar month.

(d) 10 business days prior to any Advances to be made by Lender based upon Eligible Receivables, and so long as any such Advances are outstanding, within 30 days after the end of each Monthly Period, (a) an aging of Borrower’s receivables by invoice or a summary aging by account debtor, and (b) together with a payables aging.

(e) Such other information as Lender may reasonably request.

(7)	Section 4.13 is hereby amended to read as follows:

4.13 Borrower shall use its commercially reasonable efforts to hold on deposit with Lender $3,000,000 to $7,000,000 of unrestricted cash and cash equivalents. Notwithstanding Section 7.1(m) of the Business Financing Agreement, Borrower’s failure to perform its obligations under this Section 4.13 shall not constitute an Event of Default.

(8)	Section 4.14 is hereby amended to read as follows:

4.14 Maintain Borrower’s financial condition as of the last day of each month or quarter, as applicable, using generally accepted accounting principles consistently applied and used consistently with prior practices (except to the extent modified by the definitions herein:

(a)	Either (x) Adjusted Asset Coverage Ratio not at any time less than 1.1 to 1.0, or (y) Asset Coverage Ratio not any time less than 2.0 to 1.0, in each case with compliance determined on a quarterly basis if no Advances are outstanding, and on a monthly basis otherwise.

(b)	Effective Tangible Net Worth not at any time less than $30,000,000, with compliance determined on a quarterly basis.

(9)	Effective upon execution of this Business Financing Modification Agreement, and only as to Advances made thereafter, the following defined terms in Section 12.1 entitled “Definitions”, are hereby amended or added to read as follows:

“Advances” means Non-Formula Advances and the advance made by Lender to Borrower in respect of Eligible Receivables pursuant to Section 1.2.

“Advance Rate” means: (x) in the case of the Advances made with respect to Eligible Receivables, 80% or such greater or lesser percentage as Lender may from time to time establish in its sole discretion upon notice to Borrower; and (y) in the case of Non-Formula Advances, up to $6,000,000.

“Adjusted Asset Coverage Ratio” means unrestricted cash, cash equivalents, and investments of Borrower held at Bank plus Eligible Receivables (as valued in the Borrowing Base) divided by the total amount of the Obligations.

“Asset Coverage Ratio” means unrestricted cash, cash equivalents, and investments of Borrower held at Bank or covered under ACAs (account control agreements) in favor of Bank plus Eligible Receivables (as valued in the Borrowing Base) divided by the total amount of the Obligations.

“Credit Limit” means $10,000,000, which is intended to be the maximum amount of Advances at any time outstanding. In addition, there shall be a sublimit for Non-Formula Advances as provided in the definition of Advance Rate.

“Facility Fee” means a payment of an annual fee equal to $50,000 due on the date of execution and delivery by Borrower of the Business Financing Modification Agreement dated with an effective date as of December 16, 2012, and on each December 16 thereafter so long as any Advance is outstanding or available hereunder.

“Finance Charge Percentage” means a rate per year equal to the Prime Rate plus 0.50%

“Non-Formula Advances” means advances of up to $6,000,000 in the aggregate outstanding at any time (subject to clause (y) of the definition of Advance Rate) not made in respect of Eligible Receivables.

“Maturity Date” means December 16, 2014, or such earlier date as Lender shall have declared the Obligations immediately due and payable pursuant to Section 7.2.

“Overadvance” means at any time an amount equal to the greater of (a) the amounts (if any) by which the total amount of the outstanding Advances made in respect of Eligible Receivables (including deemed Advances with respect to the FX Sublimit and the Letter of Credit Sublimit and the total amount of the Cash Management Sublimit) exceeds the lesser of the Credit Limit or the Borrowing Base, or (b) the amounts (if any) by which the total amount of the outstanding deemed Advances with respect to the FX Sublimit and Letter of

Credit Sublimit taken together, or the Cash Management Sublimit) exceeds the applicable Subfacility Maximum, or (c) the amount by which the aggregate amount of Non-Formula Advances outstanding exceeds the limit in clause (y) of the definition of Advance Rate.

“Permitted Acquisition” means an acquisition by Borrower under Section 4.2 if (a) no Event of Default exists and none will exist immediately after giving effect to the proposed acquisition, and (b) promptly following consummation of the acquisition, Borrower grants to Lender a first priority Lien on cash, accounts receivable, and the proceeds of accounts receivable, and, if the acquired entity is an entity domiciled in the United States, a second priority Lien on all other acquired assets.

3. CONSISTENT CHANGES. The Existing Documents are each hereby amended wherever necessary to reflect the changes described above.

4. PAYMENT OF EXPENSES. Borrower shall pay Lenders its reasonable out-of-pocket expenses incurred in connection with this Business Financing Modification Agreement.

5. NO DEFENSES OF BORROWER/GENERAL RELEASE. Borrower agrees that, as of this date, it has no defenses against the obligations to pay any amounts under the Indebtedness. Each of Borrower and Guarantor (each, a “Releasing Party”) acknowledges that Lender would not enter into this Business Financing Modification Agreement without Releasing Party’s assurance that it has no claims against Lender or any of Lender’s officers, directors, employees or agents. Except for the obligations arising hereafter under this Business Financing Modification Agreement, each Releasing Party releases Lender, and each of Lender’s and entity’s officers, directors and employees from any known or unknown claims that Releasing Party now has against Lender of any nature, including any claims that Releasing Party, its successors, counsel, and advisors may in the future discover they would have now if they had known facts not now known to them, whether founded in contract, in tort or pursuant to any other theory of liability, including but not limited to any claims arising out of or related to the Agreement or the transactions contemplated thereby. Releasing Party waives the provisions of California Civil Code section 1542, which states:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER, MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

The provisions, waivers and releases set forth in this section are binding upon each Releasing Party and its shareholders, agents, employees, assigns and successors in interest. The provisions, waivers and releases of this section shall inure to the benefit of Lender and its agents, employees, officers, directors, assigns and successors in interest. The provisions of this section shall survive payment in full of the Obligations, full performance of all the terms of this Business Financing Modification Agreement and the Business Financing Agreement, and/or Lender’s actions to exercise any remedy available under the Business Financing Agreement or otherwise.

6. CONTINUING VALIDITY. Borrower understands and agrees that in modifying the Existing Documents, Lender is relying upon Borrower’s representations, warranties, and agreements, as set forth therein. Except as expressly modified pursuant to this Business Financing Modification Agreement, the terms of the Existing Documents remain unchanged and in full force and effect. Lender’s agreement to modifications to the Existing Documents pursuant to this Business Financing Modification Agreement in no way shall obligate Lender to make any future modifications to the Existing Documents or the Indebtedness. Nothing in this Business Financing Modification Agreement shall constitute a satisfaction of the Indebtedness.

It is the intention of Lender and Borrower to retain as liable parties all makers and endorsers of Existing Documents, unless the party is expressly released by Lender in writing. No maker, endorser, or guarantor will be released by virtue of this Business Financing Modification Agreement. The terms of this paragraph apply not only to this Business Financing Modification Agreement, but also to any subsequent modification agreements relating to the Business Financing Agreement.

~~ signatures follow ~~

IN WITNESS WHEREOF, Borrower and Lender have executed this Agreement on the day and year above written.

BORROWER:		LENDER:

FLUIDIGM CORPORATION		BRIDGE BANK, NATIONAL ASSOCIATION

By:	/s/ Vikram Jog	By:	/s/ Christopher Hill
Name:	Vikram Jog	Name:	Christopher Hill
Title:	Chief Financial Officer	Title:	Vice President